JOHN S. MARTEN ATTORNEY AT LAW 312-609-7753 jmarten@vedderprice.com

October 19, 2011

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)
Registration Nos. 33-17463 and 811-5344

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on September 21, 2011, regarding the Registrant’s Post-Effective Amendment No. 73 to its Registration Statement on Form N-1A filed on August 8, 2011, pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of two new series of the Trust, the William Blair Large Cap Value Fund and the William Blair Emerging Markets Small Cap Growth Fund.

General Comments For Each Fund

1.      Comment: If estimated “Acquired Fund Fees and Expenses” are greater than 1 basis point, include a separate line item in the “Annual Fund Operating Expenses” table.

Response: The “Acquired Fund Fees and Expenses” for both the Large Cap Value Fund and the Emerging Markets Small Cap Growth Fund are estimated to be less than 1 basis point and, therefore, pursuant to Instruction (f)(i) to Item 3 of Form N-1A, any such fees and expenses are included under the sub-caption “Other Expenses.”

2.      Comment: Confirm supplementally whether “Acquired Fund Fees and Expenses” are excluded from the Advisor’s agreement to waive fees and/or reimburse expenses for the Fund. In the second footnote to the “Annual Fund Operating Expenses” table state all exclusions from the Advisor’s agreement to waive fees and/or reimburse expenses. In addition, include all the exclusions from the Adviser’s expense limitation agreement in similar disclosures in the

Ms. Deborah O'Neal Johnson

October 19, 2011

“Management of the Fund” section of the Prospectuses and in the Statement of Additional Information.

Response: Each Fund confirms supplementally that “Acquired Fund Fees and Expenses” are excluded from the Advisor’s agreement to waive fees and/or reimburse expenses (the “expense limitation”) for the Fund. Each Fund has amended the disclosures in the Fund’s Prospectuses and Statement of Additional Information to state that “Acquired Fund Fees and Expenses” are excluded from the expense limitation. Each Fund confirms that all exclusions to the expense limitation are included in the disclosures in the Fund’s Prospectuses and the Statement of Additional Information.

3.      Comment: In the second footnote to the “Annual Fund Operating Expenses” table remove the following clause: “the Advisor may continue to waive fees and/or reimburse expenses thereafter.” In addition, remove the same clause from similar disclosure in the “Management of the Fund” section of the Prospectuses and in the Statement of Additional Information.

Response: The requested changes have been made in each Fund’s Prospectuses and the Statement of Additional Information.

4.      Comment: Confirm supplementally whether the Board of Trustees of the Trust can terminate the expense limitation before the stated expiration of the agreement.

Response: The agreement provides that the agreement shall terminate with respect to any Fund upon the earlier of the termination of the Management Agreement or the date of the expiration of the expense limitation. The agreement may only be amended through an agreement in writing between the Fund (i.e., the Board of Trustees) and the Advisor.

5.      Comment: The Advisor’s contractual agreement to waive fees and/or reimburse expenses must extend for at least one year from the date of the Prospectuses to be included in the “Annual Fund Operating Expenses” table.

Response: Each Fund confirms that the Advisor’s contractual agreement to limit expenses extends for at least one year from the date of the Prospectuses.

6.      Comment: In the fundamental policy relating to Commodities in the Statement of Additional Information remove the word “physical” where it appears.

Response: The requested change has been made.

Ms. Deborah O'Neal Johnson

October 19, 2011

7.      Comment: In the “Principal Risks of Investing” section in the Summary section, clarify the statement about the Advisor’s management of separate accounts.

Response: The Fund has revised the disclosure regarding the Advisor’s management of separate accounts as follows:

“Separate accounts managed by the Advisor may invest in the Fund and, therefore, the Advisor at times may have discretionary authority over a significant portion of the assets invested in the Fund. In such instances, the Advisor’s decision to make changes to or rebalance its clients’ allocations in the separate accounts may substantially impact the Fund’s performance.”

Large Cap Value Fund

1.      Comment: In the “Principal Investment Strategies” section of the Prospectuses provide the information regarding the size range of companies in the Russell 1000 Value Index.

Response: The capitalization range of companies included in the Russell 1000 Value Index as of September 30, 2011 has been inserted into the Fund’s Prospectuses.

2.      Comment: Confirm whether the Fund will invest in foreign securities as a principal investment strategy of the Fund.

Response: The Advisor has confirmed that investing in foreign securities will not be a principal investment strategy of the Fund.

3.      Comment: In the “Principal Risks of Investing” sections include the risks associated with investing in small cap companies, if applicable. In addition, if applicable, include a reference to small cap securities in the disclosure about Liquidity Risk.

Response: The Fund has a policy of investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of large capitalized (“large cap”) companies. The Fund will not invest in small cap companies to any significant extent. Therefore, the Fund does not believe that the risks associated with investing in small cap companies are principal risks of the Fund. Similarly, a reference to small cap securities under “Liquidity Risk” would not be applicable.

Ms. Deborah O'Neal Johnson

October 19, 2011

4.      Comment: In the “Portfolio Manager(s)” section on p.3, capitalize the “a” in associate.

Response: The requested change has been made.

5.      Comment: Confirm supplementally whether the Fund will post its portfolio holdings on the William Blair Funds website.

Response: The Fund confirms supplementally that it will post its portfolio holdings on the William Blair Funds website pursuant to procedures established by the Trust.

6.      Comment: In the “Related Performance of the Portfolio Manager” section of the Prospectus:

(a)	Change references to David Hone as “lead portfolio manager” to “primary portfolio manager.”

Response: The requested change has been made.

(b)	Disclose that the related performance composite includes all accounts managed by David Hone with substantially similar objectives, policies and strategies as the Fund’s.

Response: The Advisor has confirmed that the related performance composite includes all accounts managed by David Hone with substantially similar objectives, policies and strategies as the Fund’s and the Fund has added appropriate disclosure.

(c)	The related performance should be calculated and shown separately for the period that Mr. Hone was with Deutsche Investment Management Americas, Inc. and the period that he was with Large Cap Value Advisors LLC.

Response: The related performance information has been revised and is now shown separately for the period that Mr. Hone was with Deutsche Investment Management Americas, Inc. and the period that he was with Large Cap Value Advisors LLC.

(d)	The related performance should be calculated net of either (1) actual fees and sales loads charged to the composite accounts or (2) the Fund’s fees as disclosed in the “Annual Fund Operating Expenses” table, but only so long as using the Fund’s fees does not result in higher performance. If the Advisor’s model fee schedule

Ms. Deborah O'Neal Johnson

October 19, 2011

needs to be used, then include the model fee schedule in the disclosure.

Response: The Advisor has provided related performance information calculated net of the Fund’s fees as disclosed in the “Annual Fund Operating Expenses” table.

Emerging Markets Small Cap Growth Fund

1.      Comment: Consider defining “emerging markets” for purposes of the Fund’s investment policies by reference to a recognized third party list of emerging market countries, such as a widely used emerging markets benchmark.

Response: After consideration, the Fund has determined to continue with its current definition of “emerging markets.”

2.      Comment: Confirm whether the use of forward foreign currency exchange contracts is a principal investment strategy of the Fund. Review the Fund’s disclosures relating to forward foreign currency exchange contracts and Derivatives Risk in light of the July 2010 letter from Barry Miller to the Investment Company Institute.

Response: The Advisor has confirmed that forward foreign currency exchange contracts are not a principal investment strategy of the Fund. The Fund has reviewed the July 2010 letter from Barry Miller to the Investment Company Institute and believes that Fund’s disclosures regarding forward foreign currency exchange contracts and Derivatives Risk are appropriate in light of the Fund’s circumstances.

Ms. Deborah O'Neal Johnson

October 19, 2011

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten

John S. Marten

cc:	Richard W. Smirl (William Blair & Company L.L.C.)
Andrew T. Pfau (William Blair Company L.L.C.)
Colette M. Garavalia (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder Price P.C.)